Torchlight Energy Resources, Inc.
5700 Plano Parkway, Suite 3600
Plano, Texas 75093
Telephone: (214) 432-8002

September 5, 2014

H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:
Torchlight Energy Resources Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 8, 2014
File No. 333-195423
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
Form 10-Q for the Fiscal Quarter Ended June 30, 2014
Filed August 14, 2014
File Nos. 1-36427

Dear Mr. Schwall,

On June 10, 2014, Torchlight Energy Resources, Inc. (the “Company,” “we” and “us”) filed Amendment No. 1 to our Registration Statement on Form S-1 (“Amendment No. 1”) and sent a response letter to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Company’s Registration Statement on Form S-1, filed April 22, 2014.  The Staff’s comments were contained in the letter to the Company dated May 20, 2014.  On June 16, 2014, we supplemented our June 10, 2014 responses with a copy of our proposed Amendment No. 1 to Form 10-K for the year ended December 31, 2013.  On June 19, 2014, we again supplemented our June 10, 2014 responses with certain documents.

On July 8, 2014, we filed Amendment No. 2 to our Registration Statement on Form S-1 (“Amendment No. 2”) and sent a response letter to the comments of the Staff to our Amendment No. 1, filed June 10, 2014.  The response letter included a copy of the revised version of our proposed Amendment No. 1 to Form 10-K for the year ended December 31, 2013.  The Staff’s comments were contained in the letter to the Company dated June 24, 2014.

On August 8, 2014, we sent a response letter to the comments of the Staff to our Amendment No. 2, filed July 8, 2014.  The response letter included a copy of the newly revised version of our proposed Amendment No. 1 to Form 10-K for the year ended December 31, 2013.  The Staff’s comments were contained in the letter to the Company dated July 21, 2014.

Set forth below are the Company’s responses to the comments of the Staff that were contained in the letter to the Company dated August 29, 2014.

Registration Statement on Form S-1

1.	Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

In response to the Staff’s Comment 1, we understand that the Commission will not be able to accelerate the effectiveness of our registration statement until we have cleared all comments on our periodic reports.

Form 10-K for the Fiscal Year ended December 31, 2013

2.
Please revise your Standardized Measure of Oil & Gas Quantities tables presented on pages 20 and F-15, as applicable, to account for the revisions to extensions and discoveries volume quantities and revisions of previous estimates volume quantities made in response to prior comments 4 and 5 of our letter dated July 21, 2014.

In response to the Staff’s Comment 2, the SMOG tables of discounted future cash flows have been replaced with the appropriate tables that correctly correspond to the amended tables as to SMOG reserves quantities that were presented in our previous response.

Controls and Procedures, page 28

3.
We note you continue to conclude that your disclosure controls and procedures were effective as of December 31, 2013.  Please tell us why you believe your disclosure controls and procedures are effective, considering the proposed revisions made to your Form 10-K.  Further, please correct the apparent inconsistency between your disclosures on effectiveness on internal controls over financial reporting on page 17 and page 28. Refer to guidance in Items 307 and 308 of Regulation S-K.

In response to the Staff’s Comment 3, we note that the Staff referenced the proposed revisions made to our Form 10-K.  While we strive to design our disclosure controls and procedures to ensure that information required to be disclosed by us in the reports that we file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met.  Upon reviewing and evaluating our disclosure controls and procedures, our principal executive and principal financial officers concluded that our disclosure controls and procedures, when evaluated in their totality, were effective as of December 31, 2013, despite the proposed revisions made to our Form 10-K based on the Staff’s comments.

Regarding the apparent inconsistency between our disclosures on effectiveness on internal controls over financial reporting on page 17 and page 28, we have revised the disclosure in the risk factor titled “In the future, we may incur significant increased costs as a result of operating as a public company, and our management may be required to devote substantial time to new compliance initiatives.”

Form 10-Q for the Quarter Ended June 30, 2014 filed on August 14, 2014

Note 7, Investment in Oil and Gas Properties, page 11

4.
We note the significant increase in your oil and gas properties from approximately $13.0 million as of December 31, 2013 to $26.3 million as of June 30, 2014.  However, we are unable to locate disclosure detailing the reason for the increase other than the acquisition of additional interests in the Hunton properties for $3.2 million.  Please expand your disclosures to discuss the nature of the increase.

In response to the Staff’s Comment 4, in our proposed Amendment No. 1 to our Form 10-Q for the  quarter ended June 30, 2014, we have added a narrative in the “Current Projects” subsection under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Form 10-Q to address the additions to Investment in Oil and Gas Properties for the six months ended June 30, 2014.

Note 11, Subsequent Events, page 13

5.
We note your disclosure of a subsequent event related to the purchase agreement with Hudspeth Oil Corporation, which is expected to close on or before September 23, 2014. Please tell how you considered the requirements of FASB ASC guidance 805-10-50 and Rule 3-05 of Regulation S-X for the presentation of pro forma financial information.

In response to the Staff’s Comment 5, we considered the requirements of Rule 3-05 and conclude that this transaction is, in substance, the acquisition of an asset not a business. The facts and circumstances are that the corporation being acquired is merely an entity to hold a non operating asset. The sole asset of Hudspeth is a block of mineral interests which have never been developed. Although four wells have been drilled in the past, none of them were ever completed or equipped. No production exists, nor has ever existed, on any of the leases. Although the definition of a “business” may include a working interest in oil and gas properties (which indicates operations on properties) this asset is exclusively the passive, undeveloped mineral interest in the ground.

Further, we believe the asset acquired is not significant under SEC rules.  The acquisition has not occurred and even if the acquisition is deemed probable under SEC rules, it is well below 50%. In addition, ASC 805-10-50 relates to business combinations that occur during the reporting period or after the reporting date but before the financial statements are issued.  As of the date of our response the transaction has not occurred, as the transactions contemplated by the purchase agreement have not closed.

6.	File the agreement underlying the acquisition of the Hudspeth properties as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s Comment 6, we have filed the agreement as Exhibit 10.17 to Amendment No. 1 to the Form 10-Q.

Unaudited Supplementary Information, page F-13

Oil and Natural Gas Reserves, page F-14

7.
We note in response to prior comment 10 in our letter dated July 21, 2014, you have removed the information relating to the disclosure of probable reserves and associated “PV-10” quantities.  However, we note you have retained disclosure in the first paragraph on page F-15, referring to the inherent uncertainties in probable reserves and disclosure in the second paragraph on that page discussing the estimation of probable reserves.  Please amend your disclosure to removed references to probable reserves which are no longer disclosed in this section of your filing.

In response to the Staff’s Comment 7, we have removed references to probable reserves in the Unaudited Supplementary Disclosures in Amendment No. 1 to the Form 10-K.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should need clarification or any additional information in connection with your inquiries, please contact me.  Thank you for your help in this matter.

Very truly yours, /s/ John A. Brda John A. Brda, President

cc:	Angie Kim Svitlana Sweat Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549